Filed Pursuant to Rule 424(b)(2)
File No. 333-196387

PRICING SUPPLEMENT dated July 9, 2014

(to prospectus dated June 27, 2014 and

prospectus supplement dated June 27, 2014)

US$1,300,000,000

Senior Medium-Term Notes, Series C

consisting of

US$1,000,000,000 1.300% Senior Notes due 2017

US$300,000,000 Floating Rate Notes due 2017

This is an offering of US$1,000,000,000 aggregate principal amount of our 1.300% Senior Notes due 2017, which we refer to as the “Fixed Rate Notes”, and US$300,000,000 aggregate principal amount of our Floating Rate Notes due 2017, which we refer to as the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”. The Fixed Rate Notes will mature on July 14, 2017 and the Floating Rate Notes will mature on July 14, 2017. We will pay interest on the Fixed Rate Notes semi-annually on each January 14 and July 14, beginning on January 14, 2015. We will pay interest on the Floating Rate Notes quarterly on each January 14, April 14, July 14 and October 14, beginning on October 14, 2014.

We may, at our option, redeem the Fixed Rate Notes, in whole or in part, at any time or from time to time, on or after the 30th day prior to the maturity date of the Fixed Rate Notes at 100% of the principal amount of the Fixed Rate Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. In addition, we may redeem either series of the Notes in whole at any time upon the occurrence of certain events pertaining to Canadian taxation at 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. See “Specific Terms of the Notes — Tax Redemption.”

The Notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. The Notes will be issued only in registered book-entry form, in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Investing in the Notes involves risks, including the risk described in the “Risk Factors” section on page PS-3 of this pricing supplement, those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and those described in management’s discussion and analysis included in our Annual Report on Form 40-F for the year ended October 31, 2013, which is incorporated by reference in the accompanying prospectus, dated June 27, 2014, as supplemented by the accompanying prospectus supplement, dated June 27, 2014, and this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Per Fixed Rate Note	Total		Per Floating Rate Note	Total
Price to Public(1)	99.997%	US$	999,970,000	100.000%	US$	300,000,000
Underwriting Commissions	0.250%	US$	2,500,000	0.250%	US$	750,000
Proceeds, Before Expenses, to Bank of Montreal	99.747%	US$	997,470,000	99.750%	US$	299,250,000

(1)	Plus accrued interest, if any, from July 14, 2014, if settlement occurs after that date.

The underwriters expect to deliver the Notes through the book-entry delivery system of The Depository Trust Company on or about July 14, 2014.

BMO Capital Markets	Citigroup	Credit Suisse	J.P. Morgan	Wells Fargo Securities

BofA Merrill Lynch	Deutsche Bank Securities	Goldman, Sachs & Co.	HSBC	Morgan Stanley	SOCIETE GENERALE	UBS Investment Bank

The date of this pricing supplement is July 9, 2014.

Pricing Supplement

Prospectus Supplement

Prospectus

We are responsible for the information contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, and in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than the dates thereon. Our business, financial condition, results of operations and prospects may have changed since those dates.

PS-i

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” into this pricing supplement, the accompanying prospectus supplement, dated June 27, 2014 (the “accompanying prospectus supplement”), and the accompanying prospectus, dated June 27, 2014 (the “accompanying prospectus”), the information in certain documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference is considered to be automatically updated and superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. In other words, in the case of a conflict or inconsistency between information contained in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and information incorporated by reference, you should rely on the information contained in the document that was filed later. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus.

We incorporate by reference the following documents and all documents that we subsequently file with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules) pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the termination of the offering of the Notes under this pricing supplement:

•	Annual Report on Form 40-F for the fiscal year ended October 31, 2013;

•	Reports on Form 6-K filed on December 3, 2013 (three filings) (Acc-nos: 0001193125-13-460174, 0001193125-13-460185 and 0001193125-13-460589);

•	Report on Form 6-K filed on December 13, 2013;

•	Report on Form 6-K filed on December 23, 2013;

•	Report on Form 6-K filed on January 24, 2014;

•	Report on Form 6-K filed on January 28, 2014 (Acc-no: 0001193125-14-023590);

•	Report on Form 6-K filed on January 30, 2014;

•	Report on Form 6-K filed on February 7, 2014;

•	Reports on Form 6-K filed on February 25, 2014 (four filings) (Acc-nos: 0001193125-14-066488, 93125-14-067196, 0001193125-14-067213 and 0001193125-14-067235);

•	Report on Form 6-K filed on March 7, 2014;

•	Report on Form 6-K filed on April 1, 2014;

•	Report on Form 6-K filed on April 10, 2014;

•	Reports on Form 6-K filed on April 14, 2014 (two filings) (Acc-nos: 0001193125-14-142315 and 0001193125-14-142691);

•	Report on Form 6-K filed on April 16, 2014;

•	Report on Form 6-K filed on April 23, 2014;

•	Report on Form 6-K filed on May 7, 2014;

•

Reports on Form 6-K filed on May 28, 2014 (seven filings) (Acc-nos: 0001193125-14-214394, 0001193125-14-215101, 0001193125-14-215138, 0001193125-14-215147, 0001193125-14-215161, 0001193125-14-215221 and 0001193125-14-215246);

•	Report on Form 6-K filed on June 6, 2014;

•	Report on Form 6-K filed on July 3, 2014; and

•	Report on Form 6-K filed on July 8, 2014.

We will provide without charge to each person, including any beneficial owner, to whom this pricing supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this pricing supplement excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. You may obtain copies of those documents by requesting them in writing or by telephoning us at the following address: Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor, Toronto, Ontario, Canada, M5X 1A1, Attention: Corporate Secretary; Telephone: (416) 867-6785.

RISK FACTORS

Before deciding whether to invest in the Notes, you should consider carefully the following and the risks described in documents incorporated by reference, including those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and those described in management’s discussion and analysis included in our Annual Report on Form 40-F for the year ended October 31, 2013, which is incorporated by reference in the accompanying prospectus, dated June 27, 2014, as supplemented by the accompanying prospectus supplement, dated June 27, 2014, and this pricing supplement.

Changes to LIBOR may adversely affect holders of the Floating Rate Notes

Beginning in 2008, various concerns have been raised with respect to the calculation of LIBOR across a range of maturities and currencies. A number of the British Bankers Association (the “BBA”) member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions (including in the United States, United Kingdom, European Union, Japan and Canada). If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

On September 18, 2013, the European Commission released proposals that could result in additional regulation of LIBOR and other benchmarks if adopted by the European Parliament and the member states.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K., the European Union and elsewhere, which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body of the European Union, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged decrease (or increase) in the reported LIBOR rates. If that were to occur, the level of interest payments on and the trading value of the Floating-Rate Notes may be adversely affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the European Commission proposals may be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of your Floating Rate Notes.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$1,296,520,000, after deducting underwriting commissions and estimated offering expenses payable by us. The net proceeds will be contributed to the general funds of the Bank and used for general corporate purposes.

SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series C, and therefore, this pricing supplement, dated July 9, 2014 (this “pricing supplement”), should be read together with the accompanying prospectus supplement and the accompanying prospectus. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus supplement or accompanying prospectus, unless the context requires otherwise.

General

The US$1,000,000,000 aggregate principal amount of 1.300% Senior Notes due 2017 and the US$300,000,000 aggregate principal amount of Floating Rate Notes due 2017 are part of a series of senior debt securities referred to as “Senior Medium-Term Notes, Series C” that we may issue from time to time under the senior indenture, dated as of January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee (the “trustee”). The Notes will constitute our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. The Notes will not be listed on any securities exchange.

The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Upon issuance, the Notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depositary.

Please note that the information about the price to the public and the proceeds, before expenses, to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of Notes. If you have purchased the Notes in a market making transaction after the initial sale, information about the price and date of sale will be provided to you in a separate confirmation of sale.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Stated Maturity

The Fixed Rate Notes will mature on July 14, 2017 and the Floating Rate Notes will mature on July 14, 2017, in each case if not previously redeemed or otherwise declared to be due and payable.

Interest

Fixed Rate Notes

The Fixed Rate Notes will bear interest from and including July 14, 2014 at a rate of 1.300% per year. We will pay interest on the Fixed Rate Notes semi-annually in arrears on January 14 and July 14 of each year, beginning January 14, 2015 (each, a “Fixed Rate Interest Payment Date”), and at maturity. Interest will be payable on each Fixed Rate Interest Payment Date to the person in whose name the Fixed Rate Notes are registered at the close of business on the preceding December 30 or June 29, whether or not a business day. However, we will pay interest at maturity to the person to whom the principal is payable.

If any Fixed Rate Interest Payment Date, the maturity date or any redemption date falls on a day that is not a business day for such Fixed Rate Notes, we will postpone the making of such interest or principal payments to the next succeeding business day (and no interest will be paid in respect of the delay).

Interest on the Fixed Rate Notes will accrue from and including July 14, 2014, to but excluding the first Fixed Rate Interest Payment Date, and then from and including each Fixed Rate Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Fixed Rate Interest Payment Date or maturity, as the case may be.

Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Floating Rate Notes

The Floating Rate Notes will bear interest from and including July 14, 2014. We will pay interest on the Floating Rate Notes quarterly in arrears January 14, April 14, July 14 and October 14 of each year, beginning on October 14, 2014 (each, a “Floating Rate Interest Payment Date”), and at maturity. Interest will be payable on each Floating Rate Interest Payment Date to the person in whose name the Floating Rate Notes are registered at the close of business on the preceding December 30, March 30, June 29 and September 29, whether or not a business day. However, we will pay interest at maturity to the person to whom the principal is payable.

If any Floating Rate Interest Payment Date falls on a day that is not a business day for the Floating Rate Notes, we will postpone the making of such interest or principal payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day), unless the next succeeding business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the maturity date or a redemption date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

Interest on the Floating Rate Notes will accrue from and including July 14, 2014, to but excluding the first Floating Rate Interest Payment Date, and then from and including each Floating Rate Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Floating Rate Interest Payment Date or maturity, as the case may be. The Floating Rate Notes will bear interest for each interest period at a rate per annum calculated by the calculation agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application, and the Criminal Code (Canada). The per annum rate at which interest on the Floating Rate Notes will be payable during each interest period will be equal to the then-applicable three-month LIBOR for U.S. dollars, determined on the Interest Determination Date for that interest period, plus 0.250% (25 basis points).

“Interest Determination Date” means the second London Business Day immediately preceding the applicable quarterly interest reset date. The quarterly interest reset date will be each January 14, April 14, July 14 and October 14. The Interest Determination Date for the initial interest period will be the second London Business Day immediately preceding settlement for the Floating Rate Notes.

“interest period” means the period commencing on any Floating Rate Interest Payment Date for the Floating Rate Notes (or, with respect to the initial interest period only, commencing on July 14, 2014) to, but excluding, the next succeeding Floating Rate Interest Payment Date for the Floating Rate Notes, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to but not including such maturity date.

“London Business Day” means a day on which dealings in U.S. dollars are transacted in the London interbank market.

“three-month LIBOR,” for any Interest Determination Date, will be the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as of approximately 11:00 a.m., London time, on such Interest Determination Date. LIBOR will be determined by the offered rate appearing on the Reuters screen LIBOR01 page or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed (as more fully described in “Description of the Notes We May Offer — Interest Rates — Floating Rate Notes — LIBOR Notes” in the accompanying prospectus supplement).

For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the principal amount of the Floating Rate Note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

The interest rate and amount of interest to be paid on the Floating Rate Notes for each interest period will be calculated by the calculation agent. BMO Capital Markets Corp. is currently serving as our calculation agent; however, we may change the calculation agent at any time without notice, and BMO Capital Markets Corp. may resign as calculation agent at any time upon sixty (60) days’ written notice to us. All calculations made by the calculation agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Bank and the holders of the Floating Rate Notes. So long as three-month LIBOR is required to be determined with respect to the Floating Rate Notes, there will at all times be a calculation agent. In the event that any then acting calculation agent shall be unable or unwilling to act, or that such calculation agent shall fail duly to establish three-month LIBOR for any interest period, or we propose to remove such calculation agent, we shall appoint another calculation agent.

Payment of Additional Amounts

All payments made by Bank of Montreal under or with respect to the Notes of a series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless Bank of Montreal is required to withhold or deduct Canadian taxes by law or by the interpretation or administration thereof. If Bank of Montreal is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment made under or with respect to the Notes of a series, we will pay to each holder of such Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder in respect of the beneficial owner thereof:

•	with which Bank of Montreal does not deal at arm’s-length (for the purposes of the Income Tax Act (Canada)) (the “Tax Act”) at the time of the making of such payment;

•

which is a “specified non-resident shareholder” of Bank of Montreal for purposes of the Tax Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Bank of Montreal;

•

which is subject to such Canadian taxes by reason of the holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that Bank of Montreal advises the trustee and the holders of such Notes then outstanding of any change in such requirements);

•

with respect to any Note of a series presented for payment more than 30 days after the later of (i) the date payment is due and (ii) the date on which funds are made available for payment, except to the extent that the holder thereof would have been entitled to such additional amounts on presenting same for payment on or before such thirtieth day;

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax or other governmental charge; or

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes.

Bank of Montreal will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Bank of Montreal will furnish to the registered holders of the Notes of a series, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment.

In any event, no additional amounts will be payable under the provisions described above in respect of any Note of a series in excess of the additional amounts which would be required if, at all relevant times, the beneficial owner of such Note were a resident of the United States for purposes of, and was entitled to the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts discussed in the preceding sentence, the additional amounts received by certain holders in respect of beneficial owners of the Notes of a series may be less than the amount of Canadian taxes withheld or deducted and, accordingly, the net amount received by such holders of the Notes of a series will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes.

Wherever in the senior indenture governing the terms of the Notes of a series there is mentioned, in any context, the payment of principal, or any premium or interest or any other amount payable under or with respect to a Note of a series, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable as set forth in this section in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to Bank of Montreal, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Optional Redemption

Bank of Montreal may, at its option, redeem the Fixed Rate Notes in whole or in part, at any time or from time to time, on or after the 30th day prior to the maturity date of the Fixed Rate Notes at 100% of the principal amount of the Fixed Rate Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Bank of Montreal will deliver notice of any redemption to holders of the Fixed Rate Notes not more than 60 nor less than 30 calendar days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

If at any time Bank of Montreal redeems less than all of the Fixed Rate Notes, not more than 60 calendar days prior to the redemption date, the trustee will select the particular Fixed Rate Notes to be redeemed by such method as the trustee deems fair and appropriate (subject to the rules and procedures of DTC). Unless there is a default in payment of the redemption amount, on and after the redemption date, interest will cease to accrue on the Fixed Rate Notes or portions thereof called for redemption.

Tax Redemption

Bank of Montreal (or its successor) may redeem either series of Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to but excluding the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of any successor to Bank of Montreal) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of this pricing supplement (or, in the case of a successor to Bank of Montreal, after the date of succession), and which in the written opinion to Bank of Montreal (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in Bank of Montreal (or its successor)

becoming obligated to pay, on the next succeeding date on which payment under such series of Notes is due, additional amounts with respect to such series of Notes as described above under “—Payment of Additional Amounts;” or

•

on or after the date of this pricing supplement (or, in the case of a successor to Bank of Montreal, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to Bank of Montreal) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to Bank of Montreal (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to Bank of Montreal (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in Bank of Montreal (or its successor) becoming obligated to pay, on the next succeeding date on which payment under such series of Notes is due, additional amounts with respect to such series of Notes;

and, in any such case, Bank of Montreal (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor) (which, for greater certainty, does not include substitution of the obligor under such series of Notes).

In the event Bank of Montreal elects to redeem either series of Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustee a certificate, signed by an authorized officer, stating (i) that Bank of Montreal is entitled to redeem such series of Notes pursuant to their terms and (ii) the principal amount of such series of Notes to be redeemed.

Notice of intention to redeem such Notes will be mailed to holders of such Notes not more than 60 nor less than 30 calendar days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences, under the tax laws of the country of which they are a resident for tax purposes and the tax laws of Canada and the United States, of acquiring, holding and disposing of the Notes and receiving payments of interest, principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Notes, including entitlement to all payments thereunder, as beneficial owner, pursuant to this pricing supplement, and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Act”) and any applicable income tax convention, (i) is not resident and is not deemed to be resident in Canada, (ii) deals at arm’s length with the Bank of Montreal and with any transferee resident (or deemed resident) in Canada to whom the holder disposes of Notes, (iii) is not a “specified non-resident shareholder” of the Bank of Montreal or a non-resident person not dealing at arm’s length with a “specified shareholder” of the Bank of Montreal, (iv) does not use or hold Notes in a business carried on or deemed to be carried on in Canada, (v) does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank of Montreal does not deal at arm’s-length, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere (a “Non-resident Holder”).

This summary is based upon the provisions of the Act and the regulations thereunder (the “Regulations”) in force on the date hereof and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing by it prior to the date hereof. This summary takes into account all specific proposals to amend the Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation. Subsequent developments could have a material effect on the following description.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Notes should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest, principal or premium paid or credited to a Non-resident Holder by the Bank of Montreal on a Note or to the proceeds received by a Non-resident Holder on the disposition of a Note including a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-resident Holder on interest, principal or premium on a Note or on the proceeds received by a Non-resident Holder on the disposition of a Note including a redemption, payment on maturity, repurchase or purchase for cancellation.

Supplemental United States Federal Income Tax Considerations

United States Holders

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “United States Federal Income Taxation,” beginning on page 42 of the accompanying prospectus. The following subsection and the discussion in the accompanying prospectus apply to you only if you are a United States holder, as defined in the accompanying prospectus.

The Fixed Rate Notes will constitute fixed-rate debt for United States federal income tax purposes. The Floating Rate Notes will be subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. Under either series of the Notes, you will generally be required to include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for United States federal income tax purposes.

Interest paid by the Bank on the Notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Your tax basis in your Notes generally will be the U.S. dollar cost of your Notes. You will generally recognize capital gain or loss on the sale or retirement of your Notes equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your Notes. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held for more than one year.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally would apply to payments of principal and interest on a Note within the United States, and the payment of proceeds to you from the sale of a Note effected at a United States office of a broker.

Payment of the proceeds from the sale of a Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, “Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to substantially similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition and holding of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, the underwriters, the calculation agent, the trustee, the security registrar and the paying agent or certain of our or their affiliates are or become a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. Among those exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of the Notes offered hereby, provided that neither the issuer of the Notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder (including each subsequent purchaser or holder) of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Subject to the terms and conditions contained in a terms agreement dated the date of this pricing supplement (the “terms agreement”), the underwriters named below, for whom BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and Bank of Montreal has agreed to sell to each of them, severally, the principal amounts of Notes set forth below:

Underwriter	Aggregate Principal Amount of Fixed Rate Notes		Aggregate Principal Amount of Floating Rate Notes
BMO Capital Markets Corp.	US$	270,000,000	US$	81,000,000
Citigroup Global Markets Inc.		210,000,000		63,000,000
Credit Suisse Securities (USA) LLC		150,000,000		45,000,000
J.P. Morgan Securities LLC		150,000,000		45,000,000
Wells Fargo Securities, LLC		150,000,000		45,000,000
Deutsche Bank Securities Inc.		10,000,000		3,000,000
Goldman, Sachs & Co.		10,000,000		3,000,000
HSBC Securities (USA) Inc.		10,000,000		3,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		10,000,000		3,000,000
Morgan Stanley & Co. LLC		10,000,000		3,000,000
SG Americas Securities, LLC		10,000,000		3,000,000
UBS Securities LLC		10,000,000		3,000,000

Total	US$	1,000,000,000	US$	300,000,000

The terms agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The terms agreement also provides that if an underwriter defaults, the offering of the Notes may be terminated.

The underwriters initially propose to offer the Notes to the public at the public offering prices set forth on the cover page of this pricing supplement and may offer the Notes to certain dealers at the public offering prices less a concession not in excess of 0.150% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.090% of the principal amount of the Notes on sales to certain dealers. After the initial offering of the Notes, the public offering price and other selling terms may from time to time be varied by the representatives. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the total offering expenses of the Notes payable by us, excluding underwriting commissions, will be approximately US$200,000.

Bank of Montreal has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect of any of these liabilities.

In connection with this offering, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a stabilizing or covering transaction to cover short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of stabilizing, maintaining or otherwise affecting the market price of the Notes, which may be higher than it would otherwise be in the absence of such transactions. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Notes are new issues of securities with no established trading market. We do not intend to list the Notes on any securities exchange. The underwriters intend to make a market in both series of the Notes. However, they are not obligated to do so and may discontinue market-making at any time without notice. If a trading market develops, no assurance can be given as to the liquidity of the trading market for both series of the Notes.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Bank of Montreal, for which they received or will receive customary fees and expenses. Underwriters, dealers and agents, and their affiliates or associates, may engage in transactions with us or perform services for us in the ordinary course of business and receive compensation from us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Bank of Montreal or its affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or affiliates routinely hedge, and certain other underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We will use this pricing supplement in the initial sale of the Notes. In addition, BMO Capital Markets Corp. may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless the underwriters or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Conflicts of Interest

BMO Capital Markets Corp. is an affiliate of Bank of Montreal, and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. BMO Capital Markets Corp. is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Trustee Conflict of Interest

Wells Fargo Securities, LLC, an affiliate of the trustee, is an underwriter for this offering. Therefore, if a default occurs with respect to the Notes, the trustee would have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the senior indenture under which the Notes are being issued and we would be required to appoint a successor trustee. If the trustee resigns following a default, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the senior indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the senior indenture and (b) a conflicting interest under the senior indenture for purposes of the Trust Indenture Act.

Selling Restrictions

The Notes are being offered for sale in jurisdictions in the United States and outside the United States where it is legal to make such offers. The underwriters have represented and agreed that they have not offered, sold or delivered, and will not offer, sell or deliver, any of the Notes, directly or indirectly, or distribute this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any other material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Bank of Montreal except as set forth in the terms agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any Notes may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Notes may be made (and this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus distributed), at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100, or if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriters or underwriters nominated by the Bank for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the Bank or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of the Notes described in this pricing supplement located in a Relevant Member State who receives any communication in respect of, or who acquires any Notes under, the offer contemplated in this pricing supplement will be deemed to have represented, warranted and agreed with each underwriter and Bank of Montreal that (a) it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any Notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where the Notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such Notes to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In relation to anything to be done in the United Kingdom:

(a)	this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have only been communicated and will only be communicated in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 (the “FSMA”) does not apply to the Bank; and

(b)	each person involved in the issue of the Notes has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and by Sullivan & Cromwell LLP, New York, New York, as to matters of New York law. The underwriters have been represented by Shearman & Sterling LLP, Toronto, Ontario.

US$1,300,000,000

Senior Medium-Term Notes, Series C

consisting of

US$1,000,000,000 1.300% Senior Notes due 2017

US$300,000,000 Floating Rate Notes due 2017

Pricing Supplement

BMO Capital Markets

Citigroup

Credit Suisse

J.P. Morgan

Wells Fargo Securities

BofA Merrill Lynch

Deutsche Bank Securities

Goldman, Sachs & Co.

HSBC

Morgan Stanley

SOCIETE GENERALE

UBS Investment Bank